

07003133

SEC ... COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triple Tree, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 France Avenue South, Suite 150
(No. and Street)

Edina (City) MN (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marilynn Rowley (952) 832-3341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Silverman, Olson, Thorvilson, & Kaufmann, LTD
(Name – *if individual, state last, first, middle name*)

920 2nd Avenue South, Ste. 1550 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
156

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marilynn Rowley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triple Tree, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public



MARY JO KLEVEN
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPLETREE, LLC

FINANCIAL STATEMENTS

For the Years Ended
December 31, 2006 and 2005

TRIPLETREE, LLC

INDEX TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2006 and 2005

Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Members' Equity	4
Statements of Changes in Subordinated Borrowings	5
Statements of Cash Flows	6
Notes to Financial Statements	7-12
Supplementary Information	13
Independent Auditors' Report on Supplementary Information	14
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1	15
Independent Auditors' Report on Internal Accounting Control required by SEC Rule 17a-5	16-17

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA
Timothy M. Baranick, CPA
Carol A. Noyes, ABCP

920 Second Avenue South
Suite 1550
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying statements of financial condition of TripleTree, LLC as of December 31, 2006 and 2005, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TripleTree, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Silverman Olson Thorvilson + Kaufmann LTD
SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

February 26, 2007

TRIPLETREE, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2006 and 2005

ASSETS	**2006**	**2005**
Cash	$ 893,514	$ 654,499
Accounts receivable, net of allowance for doubtful accounts of $0 and $0, respectively	167,337	57,104
Accounts receivable - other	852	1,492
Prepaid expenses	18,831	15,743
Property and equipment, net (Note 2)	100,531	86,187
Other assets	3,200	3,200
Total assets	$ 1,184,265	$ 818,225

LIABILITIES AND MEMBERS' EQUITY

	2006	2005
Liabilities:		
Checks written in excess of available funds	$ 52,114	$ -
Accounts payable	6,959	31,349
Preferred distribution payable (Note 5)	50,000	50,000
Accrued expenses	157,649	71,492
Deferred rent	34,582	45,502
Total liabilities	301,304	198,343
Commitments and contingencies (Note 6)	-	-
Members' equity (Note 5)	882,961	619,882
Total liabilities and members' equity	$ 1,184,265	$ 818,225

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF INCOME

For the Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Investment banking fees	$ 5,872,590	$ 4,402,867
Interest	36,584	21,039
Other income	1,030	1,265
Total revenues	5,910,204	4,425,171
Expenses:		
Compensation, benefits and payroll taxes	4,432,492	3,102,200
Marketing	223,251	177,381
Interest	-	13,125
Occupancy	223,297	186,948
Other administrative expenses	427,776	429,133
Total expenses	5,306,816	3,908,787
Net income	603,388	516,384
Preferential distribution to preferred members (Note 5)	50,000	50,000
Net income to common members	$ 553,388	$ 466,384

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2006 and 2005

Balance at January 1, 2005	$ 236,498
Net income	516,384
Preferential distribution to members (Note 5)	(50,000)
Redemption of members units (Note 5)	(83,000)
Balance at December 31, 2005	619,882
Net income	603,388
Preferential distribution to members (Note 5)	(50,000)
Distributions to common members (Note 5)	(290,309)
Balance at December 31, 2006	$ 882,961

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

For the Years Ended December 31, 2006 and 2005

	2006	2005
Subordinated borrowings at December 31	$ -	$ 250,000
Repayment of subordinated notes payable (Note 4)	-	(250,000)
Subordinated borrowings at December 31	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TRIPLETREE, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 603,388	$ 516,384
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	34,895	44,106
Loss on disposal of property and equipment	4	449
Decrease (increase) in assets:		
Accounts receivable	(110,233)	65,754
Accounts receivable - other	640	(1,492)
Prepaid expense	(3,088)	5,177
Increase (decrease) in liabilities:		
Accounts payable	(24,390)	(3,304)
Accrued expenses	86,157	24,229
Deferred rent	(10,920)	32,410
Net cash provided by operating activities	576,453	683,713
Cash flows from investing activities:		
Purchase of property and equipment	(49,593)	(28,540)
Proceeds from disposal of property and equipment	350	2,010
Net cash used in investing activities	(49,243)	(26,530)
Cash flows from financing activities:		
Increase in checks drawn in excess of available funds	52,114	-
Preferential distribution to preferred members	(50,000)	(50,000)
Repayment of subordinated notes payable	-	(250,000)
Distributions	(290,309)	-
Redemption of member units	-	(83,000)
Net cash used in financing activities	(288,195)	(383,000)
Increase in cash	239,015	274,183
Cash - beginning of year	654,499	380,316
Cash - end of year	$ 893,514	$ 654,499
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ 13,125

Supplemental disclosures of non-cash transactions:

During 2006 and 2005, the Company declared preferred unit distributions aggregating $50,000 and $50,000, respectively, (Note 5) which are reflected on the accompanying statement of financial condition as preferred distributions payable.

The accompanying notes are an integral part of these financial statements.

Note 1: Summary of Significant Accounting Policies

Nature of Business:

TripleTree, LLC (the "Company") was organized on January 13, 1997 in accordance with Chapter 322B of the Minnesota statutes relating to limited liability companies. Pursuant to the articles of organization, the Company will exist for a thirty year period, expiring January 13, 2027. The Company primarily provides investment banking advisory services to clients in the information technology and health care industries located throughout the United States. In addition, the Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company's corporate offices are located in Minneapolis, Minnesota, with a branch office in San Diego, California.

Reserve Requirements:

The Company is exempt from preparing the computation for determination of reserve requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Information related to the possession or control requirements under that rule.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits (Note 6). The Company believes it has its cash deposits at a high quality financial institution. The Company believes no significant credit risk exists with respect to these deposits.

Accounts receivable arise from the Company providing investment banking services to its clients located throughout the United States. The Company is typically dependent on a small number of customers for its investment banking fees (Note 6) and generally does not require any collateral from its customers. At December 31, 2006 and 2005, 73.9% and 71.8%, respectively, of accounts receivable were due from three customers and five customers, respectively.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded to reduce the receivable to the amount the Company believes will be collected. For all other customers, the Company records allowances for doubtful accounts based on the length of time the receivables are past due and historical experience. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally ninety days) as past due. As of December 31, 2006 and 2005, accounts receivable specified as past due aggregated $7,225 and $4,468, respectively. If circumstances change, the Company's estimates of the collectibility of amounts due could be reduced by a material amount.

Trade accounts receivable serve as collateral for the Company's line of credit (Note 3).

Note 1: Summary of Significant Accounting Policies (Continued)

Property and Equipment:

Property and equipment is stated at cost. Depreciation is computed using straight-line and accelerated methods and is charged to expense based on the estimated useful lives of the assets. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.

Fair Value of Financial Instruments:

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts, which approximate fair value.

Revenue Recognition:

The Company typically earns and records monthly fees in connection with investment banking and consulting engagements. The Company also receives success fees on its investment banking engagements that are earned and recorded upon the successful closing of each transaction and at such time the fee is reasonably determinable.

Income Taxes:

The Company is a Minnesota limited liability company. Taxable income or loss of the Company is allocated in accordance with the general provisions of the member control agreement. The Company has chosen to be taxed as partnership, accordingly, no tax liability or benefit is presented on these financial statements, as the tax attributes will be allocated directly to the members.

Guaranteed Payments to Members:

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than capital distributions.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Note 1: Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements:

In July 2006, the Financial Accounting Standards Board ("FASB") ratified the Emerging Issues Task Force ("EITF"), EITF Issue 06-02, "Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences". EITF 06-02 prescribes an entity providing its employees with a compensated absence benefit known as a sabbatical leave should accrue the cost of the sabbatical over the required vesting period. EITF 06-02 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of EITF 06-02 on its financial position and results of operations.

Note 2: Property and Equipment

Property and equipment consisted of the following at December 31:

	2006	2005	Estimated Useful Lives In Years
Office furniture and equipment	$ 268,326	$ 244,446	7
Computer equipment	123,867	110,754	5
Leasehold improvements	82,357	82,357	5
Total property and equipment	474,550	437,557	
Less accumulated depreciation	374,019	351,370	
Property and equipment, net	$ 100,531	$ 86,187	

Depreciation expense was $34,895 and $44,106 for 2006 and 2005, respectively.

Note 3: Note Payable, Bank

The Company has a $250,000 discretionary line of credit, all of which was unused as of December 31, 2006. The line of credit bears interest at a variable rate (8.75% at December 31, 2006), is collateralized by substantially all corporate assets and is guaranteed by two officers/members of the Company. The line of credit expires in April 2007.

At December 31, 2005, the Company had a similar unused revolving line of credit agreement.

Note 4: Subordinated Notes Payable, Related Parties

In September 2002, the Company entered into two subordinated notes payable aggregating $250,000 with two of its officer/members. The notes accrued and paid interest quarterly at 7%, and were subordinated to the claims of all creditors of the Company. The subordinated notes payable were available in computing net capital under the SEC's uniform net capital rule. In addition, the loan agreements provided for restrictions on the amount of equity that could be withdrawn from the Company during the term of the agreements. The loans matured September 2005 and were repaid, as the Company was in compliance with certain minimum net capital requirements.

During the year ended December 31, 2005, the Company incurred and paid $13,125 of interest related to these notes.

Note 5: Members' Equity

The Company's articles of organization require that each ownership unit have the same financial and governance rights; however, the Board of Governors can establish or designate more than one class of units as well as the relative rights and preferences of each such class of units.

As of December 31, 2006 and 2005, the Company had authorized an aggregate of 30,000,000 units with 10,000,000 units authorized for each unit class (Voting Class A, Non-Voting Class B and Preferred). Issued outstanding units were as follows:

	Units		
	Voting Class A Common	Non-Voting Class B Common	Preferred Units
December 31, 2006	4,340,000	4,000	500,000
December 31, 2005	4,340,000	3,000	500,000

Class A and B Common Units:

Class A common units have voting rights whereas Class B common units do not have voting rights.

In 2006 and 2005, the Company had a mandatory distribution policy whereby at least 50% of the Company's income would be distributed to common unit holders within 60 days after a year end. Upon unanimous approval of the Board of Governors or two-thirds approval of outstanding Class A Common Unit holders, the amount of the distribution could be modified or forgone. During the years ended December 31, 2006 and 2005, distributions aggregated $290,309 and $0, respectively.

Redemption of Capital:

During 2005, the Company redeemed 160,000 Class A common units and 1,000 Class B common units for $83,000.

Preferred Units:

Preferred units have voting rights and are convertible, at the option of the holder, into Class A common units at any time. Each preferred unit will automatically convert into one Class A common unit on December 31, 2008 or upon an initial public offering of units by the Company or its successor. Preferred units accrue a cumulative annual preferred return distribution of $.10 per unit.

During 2006 and 2005, the Company declared $50,000 and $50,000, respectively, of preferred unit distributions. As of December 31, 2006 and 2005, these declared distributions are reflected as preferred distributions payable on the accompanying statement of financial condition.

Preferred units do not participate in any distributions of the Company other than the preferred distribution as described above and a preferential distribution at liquidation of the Company equal to $1.00 per preferred unit owned plus any unpaid preferred distributions.

Note 5: Members' Equity (Continued)

Subsequent to year end December 31, 2006, the Company redeemed 166,666 preferred units (Note 8).

The Company's member control agreement provides that preferred returns are treated as guaranteed payments within the meaning of Section 707(c) of the Internal Revenue Code (IRC). Otherwise, all income, profits, gains, losses, and tax credits will be allocated to the holders of the common units for income tax and financial accounting purposes based on the same manner as distributions were allocated.

Note 6: Commitments and Contingencies

Operating Leases:

The Company leases office space in Minnesota under a non-cancelable operating lease. Pursuant to the lease, the Company is required to pay a monthly base rent plus a pro-rata share of operating expenses and real estate taxes. The lease expires February, 2010 and has a renewal option for an additional five years.

The Company leases office space in California on a month-to-month basis. Also, the Company leases office equipment under a noncancelable lease expiring February, 2009.

The future minimum payments required on the leases are as follows for the years ending December 31:

2007	$ 106,791
2008	$ 106,791
2009	$ 104,228
2010	$ 17,333
Thereafter	$ -
	$ 335,143

Total rent expense aggregated $225,798 and $192,203 for 2006 and 2005, respectively.

401(k) Profit Sharing Plan:

The Company has a 401(k) profit sharing plan covering all employees who meet certain eligibility requirements. Participant contributions are made through elective deferrals of compensation up to a maximum percentage allowable by statute. Participants vest immediately in their own contributions. The Company may provide matching and profit sharing contributions at the discretion of management. The participants become vested in the Company's contributions after three years of service. Company contributions for the years ended December 31, 2006 and 2005 were $111,356 and $48,097, respectively, and are included in accrued expenses on the accompanying statements of financial condition.

Financial Instruments:

At December 31, 2006, the Company had deposits in excess of federally insured amounts aggregating $1,581,768 at a financial institution.

Note 6: Commitments and Contingencies (Continued)

Significant Customers:

During 2006, the Company had sales to three significant customers which represented 73.0% of investment banking fees. Accounts receivable relating to these customers aggregated $55,665 at December 31, 2006.

During 2005, the Company had sales to three significant customers which represented 50.6% of investment banking fees. Accounts receivable relating to these customers aggregated $8,058 at December 31, 2005.

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $592,210, which was $572,123 in excess of its required net capital of $20,087. The Company's ratio of aggregate indebtedness to net capital was .51:1 at December 31, 2006.

Note 8: Subsequent Events

In January 2007, the Company issued 500,000 Class A common units to a new member in exchange for $133,332 of cash and a $266,668 promissory note. The note is payable in two annual principal installments of $133,334, plus accrued interest on December 31, 2007 and December 31, 2008. The note receivable accrues interest at 7%.

Also in January 2007, the Company entered into agreements with its preferred members to purchase 166,666 preferred units for aggregate proceeds of $166,666. Pursuant to the agreements, the preferred members granted the Company options to purchase additional preferred units as follows:

Preferred Units	Purchase Price	Expiration Date
166,666	$ 166,666	January 1, 2008
166,666	166,666	December 31, 2008
333,332	$ 333,332	

SUPPLEMENTARY INFORMATION

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA
Timothy M. Baranick, CPA
Carol A. Noyes, ABCP

920 Second Avenue South
Suite 1550
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Governors
TripleTree, LLC
Edina, Minnesota

We have audited the accompanying financial statements of TripleTree, LLC as of and for the year ended December 31, 2006 and have issued our report thereon dated February 26, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Silverman Olson Thorvilson & Kaufmann LTD
SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

February 26, 2007

TRIPLETREE, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION

December 31, 2006

Net Capital:	
Total members' equity	$ 882,961
Add:	
Subordinated notes payable allowable in computation of net capital	-
Total capital and allowable subordinated note payable	882,961
Deductions:	
Total non-allowable assets	(290,751)
Net capital	$ 592,210
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Checks written in excess of available funds	$ 52,114
Accounts payable	6,959
Accrued expenses	157,649
Deferred rent	34,582
Preferred distribution payable	50,000
Total aggregate indebtedness	$ 301,304
Computation of basic net capital required:	
Net capital requirement is the greater of:	
Minimum dollar net capital requirement	$ 5,000
6-2/3% of aggregate indebtedness	$ 20,087
Excess net capital at 1,500 percent	$ 572,123
Excess net capital at 1,000 percent	$ 562,080
Ratio of aggregate indebtedness to net capital	.51:1
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2006):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 603,566
Audit adjustments, net	(11,356)
Net capital per above	$ 592,210
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS Report	$ 237,834
Audit adjustments	11,356
Balance sheet reclassification	52,114
Total aggregate indebtedness per above	$ 301,304

Silverman
Olson
Thorvilson &
Kaufmann LTD
CERTIFIED PUBLIC ACCOUNTANTS

John L. Thorvilson CPA
Allen B. Kaufmann CPA
William G. Hogle CPA, JD, MBT
Kimberly R. Schwichtenberg CPA/PFS
Kathleen J. Nelson CPA
Timothy M. Baranick, CPA
Carol A. Noyes, ABCP

920 Second Avenue South
Suite 1550
Minneapolis, Minnesota 55402
(612) 373-9000
FAX (612) 373-9010
WEB www.sotk.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Governors
TripleTree, LLC
Edina, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of TripleTree, LLC for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, the Company's designated self-regulatory organization and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Silverman Olson Thorvilson & Kaufmann LTD

SILVERMAN OLSON THORVILSON & KAUFMANN LTD
CERTIFIED PUBLIC ACCOUNTANTS
Minneapolis, Minnesota

February 26, 2007

END